

September 26, 2017

Via E-mail
Appaswamy Pajanor
Chief Executive Officer, President and Chief Financial Officer
ShantiNiketan International Corp.
824 S. Duncan Drive
Tavares, FL 32778

> **Re:** **ShantiNiketan International Corp.**
> **Offering Statement on Form 1-A**
> **Filed August 30, 2017**
> **File No. 024-10735**

Dear Mr. Pajanor:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise the cover page of your offering circular to include a cross-reference to the risk factors section, including the page number where it appears in the offering statement. Please refer to Item 501(b)(5) of Regulation S-K.

2.   Please revise to include, either on the cover page or in the summary section of the offering statement, the complete mailing address and telephone number of your principal executive offices. Please refer to Item 503(b) of Regulation S-K.

Cover Page

3.   We note your disclosure that you have engaged an escrow agent. Please provide the disclosure required by Item 501(b)(8)(iii) with respect to any escrow arrangements.

Market and Industry Data and Forecasts, page 2

4.   We note your disclosure that certain information in the offering circular is derived from third party financial firms that you believe to be reliable and that you "have not independently verified any of the data from third-party sources nor have [you] ascertained the underlying economic assumptions relied upon therein." We also note your statement that investors should not place undue reliance on such data. Please clearly disclose whether you believe such information is reliable.

Offering Circular Summary, page 3

Our Company, page 3

5.   We note your disclosure throughout that in connection with the formation of your company, you issued 25,000,100 shares to your Executive Chairman and members of his family in exchange for cash contributions of $25,000.10 and the contribution of certain intellectual property by a trust controlled by Iggy Ignatius. We further note your disclosure on page F-10 that the Company entered into a License Agreement with the Iggy Ignatius Trust for no consideration. Please revise to reconcile.

Use of Proceeds, page 14

6.   Please disclose the fees to be paid to FundAmerica in connection with the offering. See Item 504 of Regulation S-K.

Dilution, page 15

7.   We note your disclosure throughout that you issued an aggregate of 25,000,100 shares of common stock to your Executive Chairman and members of his family in exchange for cash contributions of $25,000.01, or $0.001 per share. We further note that you are offering up to 25,000,000 shares of common stock for $25,000,000, or $1.00 per share. In light of this, please tell us how you calculated pro forma net tangible book value and how you derived the per share amount of $0.50.

Description of Business, page 20

8.   We note your disclosure on page 21 that Mr. Ignatius has completed sales in two planned 55-plus niche community projects through an entity that he owns or controls. Please revise your disclosure to identify the entity to which you refer. Please also revise your disclosure under an appropriate heading to discuss potential conflicts of interest between this entity and Shantiniketan International Corporation.

9.   We note your discussion of capital needs on page 23 in which you disclose that you plan to finance each project with $8.3 million cash and the balance will be funded from the proceeds from the future sales of condominium units. Please confirm whether the $8.3 million cash to which you refer will come from offering proceeds and, if so, reconcile this with your Use of Proceeds disclosure on page 14.

Management, page 27

10.   Please expand your biographical information for your officers and directors to disclose the dates of employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please also provide this information to the extent you include employment disclosure beyond the last five years. Please refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 32

11.   We note your disclosure on page 10 that Iggy Ignatius holds rights to acquire shares from members of his immediate family. To the extent not already included in the beneficial ownership table, please indicate by footnote or otherwise, the amount of shares with respect to which Mr. Ignatius has the right to acquire beneficial ownership. Please refer to Item 403(b) of Regulation S-K. To the extent such rights are already included in the table, please tell us why the percentage of shares owned by all named executive officers and directors does not equate to 100%.

Legal Matters, page 34

12.   Please revise your disclosure to indicate that the validity of the securities offered by this offering circular has been passed upon by Legal & Compliance, LLC.

Exhibits

13.   We note your disclosure on page F-10 that the Company entered into a license agreement with the Iggy Ignatius Family Trust, pursuant to which the Company has the non-exclusive right to use the ShantiNiketan intellectual property. Please file this agreement as an exhibit. Please refer to Item 17(6) of Part III of Form 1-A.

14.   We note your disclosure on page 33 that the 25,000,100 shares of common stock issued in connection with the formation of the company are subject to a shareholders' agreement. Please file this agreement as an exhibit or tell us why you believe that you are not required to do so. Please refer to Item 17 of Part III of Form 1-A.

Signatures, page 37

15.   Please refer to Instruction 1 to Signatures of Form 1-A and ensure that your offering
        statement is signed by the principal accounting officer.

        We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
qualification.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
of Regulation A requires you to file periodic and current reports, including a Form 1-K which
will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Wilson Lee, Staff
Accountant, at 202-551-3468 if you have questions regarding comments on the financial
statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-
3758 or me at 202-551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: Laura Anthony, Esq.
        Lazarus Rothstein, Esq.
        Legal & Compliance, LLC
        Via E-mail